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                                                                       EXHIBIT 8

13 June 2003

                 SALE OF STAKES IN MEXICAN AND INDIAN OPERATORS

Vodafone Group Plc ("Vodafone") today announces that Vodafone Americas BV, a wholly owned subsidiary, has agreed to sell its 34.5% stake in Grupo Iusacell, S.A. de C.V. ("Iusacell") to Movil Access. Movil Access is a wholly owned subsidiary of Biper, a publicly quoted paging company in Mexico. Iusacell is the third largest mobile operator in Mexico.

Movil Access will launch tender offers in Mexico and the USA for all the shares of Iusacell, subject to certain approvals. Verizon Communications and Vodafone Americas BV together own approximately 74% of Iusacell's equity and have agreed to tender their shares to Movil Access. Approval to launch the tender offers is expected in mid July and, subject to satisfaction of certain conditions, the offers are expected to close in August.

On 5 June 2003, Vodafone International Inc, a wholly owned subsidiary of Vodafone, agreed, subject to conditions, to sell its indirect 20.76% interest in RPG Cellular Services Ltd, a regional operator in Chennai, India. The transaction is expected to complete in early July.

The value of both transactions represents less than 1% of the net assets of Vodafone.

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FOR FURTHER INFORMATION:

VODAFONE GROUP
Tim Brown, Group Corporate Affairs Director
Tel: +44 (0) 1635 673310

INVESTOR RELATIONS
Melissa Stimpson
Darren Jones
Tel: +44 (0) 1635 673310

MEDIA RELATIONS
Bobby Leach
Ben Padovan
Tel: +44 (0) 1635 673310

TAVISTOCK COMMUNICATIONS
Lulu Bridges
Justin Griffiths
Tel: +44 (0) 20 7600 2288